EXHIBIT 12
UNIROYAL CHEMICAL CORPORATION
UNIROYAL CHEMICAL COMPANY, INC.

Computation of Earnings to Fixed Charges Ratio
(In thousands of dollars)


                            Three
                   Year     months     Year      Year      Year       Year
                  Ended     ended     Ended     Ended      Ended     Ended
                 Dec.27,   Dec.28,   Sept.28,   Oct.1,    Oct.2,    Sept.30,
                   1997      1996      1996      1995      1994       1993
Earnings (loss) before
 fixed charges:

 Earnings (loss) from
  continuing operations
  before income
  taxes (1)    $  92,886 $  (1,325)$ (30,761)$  34,369 $ (204,925)$ (18,259)

 Interest and
  debt expense    96,011    24,814   106,456   114,034    128,567   120,567

 Undistributed (earnings)
  loss of less
  than 50% owned
  affiliates       2,135       149       362       149        (32)      884

 Interest portion of
  rent expense     3,138       663     2,705     2,193      2,051     2,012

Earnings (loss
 before fixed
 charges:      $ 194,170 $  24,301 $  78,762 $ 150,745 $  (74,339)$ 105,204

Fixed charges:
 Interest and
  debt expense $  96,011 $  24,814 $ 106,456 $ 114,034 $  128,567 $ 120,567

 Interest portion of
  rent expense     3,138       663     2,705     2,193      2,051     2,012

 Capitalized
  interest           364        68     1,677     2,518        378       964

Fixed charges: $  99,513 $  25,545 $ 110,838 $ 118,745 $  130,996 $ 123,543

Deficiency in earnings
 available to cover
 fixed charges              $1,244   $32,076             $205,335   $18,339

Ratio of earnings to
 fixed charges      1.95                          1.27

(1) Includes $10.0 million of severance and other costs and a $13.5 million special environmental charge in 1997, $52.6 million of merger and related costs and a $30 million special environmental charge in the year ended September 28, 1996, and a $191 million write-off of intangible assets in the year ended October 2, 1994.